UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Telebyte, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    879260107
                                 (CUSIP Number)

                                  June 30, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Breneisen
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           81,900
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         81,900
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,900
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.7%
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12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1(a).  Name of Issuer:

            Telebyte, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            270 East Pulaski Road
            Greenlawn, New York 11740

Item 2(a).  Name of Person Filing:

            Michael Breneisen

Item 2(b).  Address of Principal Office, or if None, Residence:

            C/o Telebyte, Inc.
            270 East Pulaski Road
            Greenlawn, New York 11740

Item 2(c).  Citizenship or Place of Incorporation for each Reporting Person:

            Mr. Breneisen is a United States citizen.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2(e).  CUSIP Number:

            879260107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_|    Broker or dealer registered under Section 15 of the Exchange
                   Act.
      (b)   |_|    Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)   |_|    Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.
      (d)   |_|    Investment company registered under Section 8 of the
                   Investment Company Act.
      (e)   |_|    An investment adviser in accordance with Rule 13d-1(b)(1)
                   (ii)(E).
      (f)   |_|    An employee benefit plan or endowment fund n accordance with
                   Rule 13d-1(b)(1)(ii)(F).
      (g)   |_|    A parent holding company or control person in accordance
                   with Rule 13d-1(b)(1)(ii)(G).
      (h)   |_|    A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.


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

      (i)    |_|    A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act.
      (j)    |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership:

             The following information is as of August 22, 2003:

             (a)    Amount Beneficially Owned: 81,900
             (b)    Percent of Class:  5.7%
             (c)    Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:  81,900
                    (ii)  shared power to vote or to direct the vote:  0
                    (iii) sole power to dispose or to direct the disposition of:
                          81,900
                    (iv) shared power to dispose or to direct the disposition of: 0

Item 5.      Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following: |_|

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

             Not Applicable.

Item 8.      Identification and Classification of Members of a Group:

             Not Applicable.

Item 9.      Notice of Dissolution of Group:

             Not Applicable.

Item 10(a).  Certification:

             Not Applicable.

Item 10(b).  Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2003

                                            /s/ Michael Breneisen
                                               -----------------------------
                                                Michael Breneisen


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